Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	October 27, 2012		October 29, 2011		October 30, 2010		October 31, 2009		October 25, 2008
Earnings from continuing operations before taxes	224,401		79,428		106,970		(76,575)		19,050
Adjustments:
Add fixed charges	55,745		101,349		99,824		115,668		23,732
Less capitalized interest	—		—		(7,755)		(9,093)		(970)
Total fixed charges from continuing operations	55,745		101,349		92,069		106,575		22,762
Earnings before taxes and fixed charges, net of capitalized interest	280,146		180,777		199,039		30,000		41,812
Fixed charges:
Interest expense	52,488		97,838		85,858		99,294		17,249
Capitalized interest	—		—		7,755		9,093		970
Interest component of rent expense	3,257		3,511		6,211		7,281		5,513
Total fixed charges from continuing operations	55,745		101,349		99,824		115,668		23,732
Ratio of earnings to fixed charges (1)	5.0	x	1.8	x	2.0	x	0.3	x	1.8	x
Coverage deficiency	—		—		—		85,668		—

(1)
The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before taxes and fixed charges, net of capitalized interest, by total fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and capitalization and amortization of debt discount and issuance costs on all indebtedness and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.